Management's Discussion and Analysis

*The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("**MD&A**") of The Flowr Corporation, formerly The Needle Capital Corp., **("Flowr"** or the "**Company**") provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in the financial condition of the Company between December 31, 2017 and September 30, 2018, and results of operations for the three and nine months ended September 30, 2018, (**"Q3 2018" and "YTD 2018"**, respectively) and for the three and nine months ended September 30, 2017, (**"Q3 2017" and "YTD 2017"**, respectively). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 (the "**Financial Statements**"), and with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2017 **("FY 2017").** In this MD&A, references to "Company" or "Flowr" are references to The Flowr Corporation and its subsidiaries, as applicable.*

This MD&A is dated as of November 28, 2018.

*The Financial Statements (and the financial information contained in this MD&A) were prepared in accordance with International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standards Board ("**IASB**"). The Financial Statements and this MD&A have been reviewed and approved by the Company's Board of Directors (the "**Board of Directors**" or the "**Board**"). The Financial Statements were prepared in accordance with and include the accounts of the Company and its primary subsidiaries, The Flowr Canada Holdings ULC and The Flowr Group (Okanagan) Inc.*

*All amounts in this discussion are expressed in Canadian dollars ("**CAD**") except per share data and unless otherwise indicated. All amounts in tables are expressed in thousands of CAD, unless otherwise indicated.*

Non-IFRS Measures

This MD&A contains certain financial performance measures that are not defined by IFRS; and are used by management to assess the financial and operational performance of the Company. These include but are not limited to adjusted EBITDA (defined below).

As there are no standardized methods of calculating non-IFRS measures, the Company's approaches may differ from those used by other companies in the industry and may not be comparable as a result. Accordingly, these non-IFRS measures are intended provide additional information and should not be considered independently or in substitution for measures prepared in accordance with IFRS.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see "Forward-looking Information" below for a full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company's operations or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading "Forward-looking Information" when reading any forward-looking information. This MD&A is prepared in accordance with Form 51-102F1 and has been approved by the Company's Board of Directors prior to its release.

Company Overview

The Company was incorporated under the Business Corporations Act (Alberta) on June 1, 2016. In connection with the completion of the Qualifying Transaction (as defined below), the Company continued from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario) on September 25, 2018. The head office of Flowr is located at 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3. The Company's shares are listed on the TSX Venture Exchange (the "**Exchange**") under the symbol "FLWR".

The Company, formerly known as The Needle Capital Corp, was previously classified as a Capital Pool Company as defined in Policy 2.4 of the Exchange. The principal business of the Company was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction. The purpose of such an acquisition was to satisfy the related conditions of a qualifying transaction under the Exchange rules (the "**Qualifying Transaction**").

On September 21, 2018, the Company completed its Qualifying Transaction which was effective pursuant to a business combination agreement between the Company and the legacy entity, The Flowr Corporation. As a part of the Qualifying Transaction, the Company changed its name to The Flowr Corporation and consolidated its 7,679,997 common shares on a 13:1 basis to 590,769 common shares. Flowr then amalgamated with 2652253 Ontario Inc. to form a new entity, The Flowr Group Inc. In connection with the Qualifying Transaction, Flowr acquired all of the issued and outstanding shares of the Company with the former shareholders of Flowr receiving a total of 85,692,095 post-consolidation common shares of the Company. Immediately following the closing of the Qualifying Transaction, the Company had a total of 86,282,864 issued and outstanding common shares, where the legacy shareholders of Flowr owned 99.3% of the common shares the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Flowr. The transaction has been accounted for as a listing expense in the consolidated statements of loss in the amount of $1,802,830 based on the fair value of equity instruments issued by Flowr to the former shareholders, option and warrant holders of The Needle Capital Corp and other professional fees incurred net of cash acquired from The Needle Capital Corp.

Prior to December 1, 2017, the business of Flowr was originally undertaken solely by Cannatech Plant Systems Inc., a British Columbia corporation ("**Cannatech**"). On December 1, 2017, a reorganization was completed (the "**Reorganization**"). The Reorganization resulted in: the limited partners of Flowco Services LP and Flowco Investments LP becoming shareholders of Flowr and Flowr having one direct subsidiary, The Flowr Canada Holdings ULC, a British Columbia corporation ("**Flowr ULC**"), and one indirect subsidiary, The Flowr Group (Okanagan) Inc., formerly known as Cannatech ("**Flowr Okanagan**").

Flowr owns 100% of the issued and outstanding Flowr ULC common shares and two US shareholders own 100% of the issued and outstanding Flowr ULC Class A Shares. The Flowr ULC Class A Shares are exchangeable for Flowr Class B Shares at the sole option and discretion of the holders on a one-for-one basis. In addition, such shareholders of the Flowr ULC are entitled to additional Flowr ULC shares common shares in the event the Company issues additional common shares.

Flowr's interest in Flowr Okanagan is held through Flowr ULC, which owns 100% of the issued and outstanding shares in Flowr Okanagan.

Flowr Okanagan is a holder of a producer and sales licence to cultivate and sell under section 35 ("**Licenced Producer**") of the Access to Cannabis for Medical Purposes Regulations ("**ACMPR**") and operates what is expected to be an 85,000 square foot GMP designed cultivation facility in Kelowna, British Columbia ("**Facility**"). Over time, Flowr will build out additional facilities and sites adjacent to the Facility (the "**Kelowna Campus**") and Flowr has begun such acquiring properties and rights, as described below. Flowr is focused on producing high-yield, high-quality cannabis for patients and consumers throughout Canada. Flowr also prioritizes research and development to breed specific cannabis varieties to identify unique characteristics and ultimately work to improve Flowr's final products. On August 10, 2018, Flowr Okanagan was granted by Health Canada, an amendment to remove the restrictions on its ACMPR Licence and in the process, obtained its sales licence.

Overall Performance

Highlights of YTD 2018 and as of the Date of this Report

During YTD 2018 and to the date of this MD&A, the following highlights the Company's significant events:

- **Financing Activities –** The Company completed the following financings:
  - On January 9, 2018, Flowr completed a non-brokered financing of 15,000,000 Flowr Class A Shares at a price of $1.00 per share, for aggregate gross proceeds of $15,000,000 with gross proceeds of $815,000 received in Q1 2018 and the balance received at the end of FY 2017;
  - On July 18, 2018, Flowr completed a non-brokered financing of 5,309,361 Flowr Common Shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,339,

    (each a "**Non-Brokered Financing**" and together the "**Non-Brokered Financings**").

  - As a part of the Qualifying Transaction, Flowr completed a brokered and non-brokered financing (together the "**RTO Financing**") issuing 13,807,734 common shares for gross proceeds of $35,900,108.
  - On November 19, 2018, the Company entered a binding term sheet with a third party, pursuant to which the Company agreed to lend up to $6,000,000 to such third party. Such third party will use the proceeds received from Flowr to obtain certain cannabis related licenses in certain jurisdictions, including a country in the European Union. As at the date hereof $5,000,000 has been advanced to the third part

    The Company's Filing Statement included information related to the Company's use of proceeds from the RTO Financing. As a result of the foregoing, the Company has committed $6,000,000 from the RTO Financing to advance this loan to the third party.

- **Corporate Matters –** The Company made the following changes during the fiscal year and to the date of this MD&A:
  - On January 8, 2018, Flowr Okanagan filed a notice of alteration to change its name from Cannatech Plant Systems Inc.
  - On February 12, 2018, Flowr ULC filed a notice of alteration to change its name from The Flowr Cannabis ULC.
  - On September 4, 2018, Flowr appointed Vinay Tolia as Chief Executive Officer ("**CEO**") the Company. Prior to Mr. Tolia's appointment, Thomas Flow, President and Founder of the Company assumed the position of CEO following Mr. Giorgi's departure from Flowr in June 2018.
  - On September 26, 2018, the Company began trading on the Exchange under the symbol FLWR, following the completion of the Qualifying Transaction. In addition, the directors and officers of the legacy entity became the directors and officers of the Company.
  - On October 3, 2018, Flowr entered a strategic alliance with Ace Valley a brand of cannabis created by the team behind Ace Hill Beer.

- On October 26, 2018, David Towill resigned as a director of the Company.
- On November 9, 2018, Flowr appointed Thomas Flow, President and Founder of the Company as co-CEO with Vinay Tolia, and announced the departure of David Ralston, the Company's former Chief Operating Officer.

- **Operating Activities –** In keeping with the Company's objective of advancing and optimizing the Facility, the following progress at the Company's operations has been made:
  - On January 25, 2018 Flowr entered into an agreement with Hawthorne Gardening Company ("**Hawthorne**") to construct and operate a purpose-built research and development facility in North America dedicated exclusively to innovations in the cannabis industry.
  - During YTD 2018, Flowr applied for two patents:
    - US Patent Application No. 15/912,377 – Apparatus for Transporting Hanging Crops; and
    - US Patent Application No. 15/912,356 – Apparatus for Sorting of Crop Components
  - On April 23, 2018, Flowr began the harvest of its first crop of medical cannabis in the Facility.
  - The interior of the Facility continues to be under construction which is being completed in stages. Flowr is operating approximately 16,000 square feet of the finished structure of the Facility while construction of the remaining portion of the interior is completed.

    In anticipation of the phased construction of the Kelowna Campus, Flowr has purchased, or has entered into agreements to purchase, several parcels of land near or adjacent to the Facility, as follows:
    - On June 29, 2017, Flowr purchased 0.53 acres of land located directly south and adjacent to the Facility (the "**June 29 Parcel**");
    - On February 28, 2018, Flowr purchased 1.942 acres of land located directly to the north and adjacent to the Facility (the "**February 28 Parcel**");
    - On March 2, 2018, Flowr purchased 0.53 acres of land located directly south and adjacent to the June 29 Parcel;
    - On June 7, 2018, Flowr entered into a purchase and sale agreement to purchase 17.6 acres of land located to the east of the Facility. This agreement is subject to the receipt by Flowr of all necessary government approvals to build a facility on the land. In addition, the agreement provides Flowr with a right of first refusal to purchase two additional parcels of land located adjacent to the 17.6 acres of land to be purchased. Specifically, the right of first refusal provides Flowr with the option to purchase one 10-acre parcel of land and another 9.4-acre parcel of land; and
    - On August 31, 2018, Flowr purchased two (2) acres of land located directly north and adjacent to the February 28 Parcel.

- During the quarter ending September 30, 2018 and to the date of the MD&A, the Company completed 7 harvests whereby each harvest consists of one room of approximately 1,728 square feet of grow area.

- On July 11, 2018, the B.C. Liquor Distribution Board, the retailer and distributor of non-medical cannabis for the province of British Columbia, entered into memorandums of understanding with 32 Licenced Producers which included Flowr Okanagan to form its initial wholesale product assortment to cater the B.C. market. The supply agreement was ratified on October 1, 2018.

- On August 10, 2018, Flowr was granted by Health Canada, an amendment to remove the restrictions on its ACMPR Licence and in the process, the Company obtained its sales licence to sell cannabis to the Canadian medical and adult-use recreational market.

- On August 20, 2018, the Ontario Cannabis Store announced that it had entered into supply agreements with 26 Licensed Producers including Flowr.

- On October 11, 2018, executives from Flowr and The Scotts Miracle Gro Company, Hawthorne and elected officials from surrounding communities, celebrated the ground breaking of a research and development facility dedicated to advancing cannabis cultivation techniques and systems.

- On October 17, 2018, Flowr fulfilled its initial sales orders with the provinces of British Columbia, Ontario and Nova Scotia in relation to the commencement of the recreational cannabis market in Canada.

Outlook

Management believes that its purpose-built Facility provides it with a significant competitive advantage over other Licenced Producers. The staff at Flowr have decades of combined experience both in (1) designing and building cannabis cultivation facilities as well as (2) performing the actual cultivation of cannabis plants. To realize its objectives, the Company's strategy includes the following activities:

- Differentiate itself from other Licensed Producers by providing high quality cannabis products;
- Pursue and maintain the following certifications: Good Manufacturing Practices, ISO 9001 - Quality Management System, ISO 14001 - Environmental Management System and Occupational Health and Safety Assessment Series 18001.
- Enforce quality assurance protocols that will be among the most rigorous in the industry.

Quarterly Summary

The amounts in dollars are derived from the condensed interim consolidated financial statements prepared under IFRS.

In thousands of CAD dollars, (except loss per share and grams produced)	Three months ended September 30,		Nine months ended September 30,	
	2018	2017	2018	2017
Grams produced*	221,872	-	358,768	-
Revenue	-	-	-	-
Gross profit (loss) before fair value adjustments	259	(65)	(642)	(154)
SG&A	1,510	383	4,245	877
Share-based compensation	2,378	-	3,852	-
Listing expense	1,802	-	1,802	-
Net loss	5,633	467	11,848	918
Loss per share (basic and diluted)	(0.08)	(0.01)	(0.12)	(0.01)
Cash used in investing activities	4,038	1,924	11,061	3,016
Cash from financing activities	36,944	(1)	49,029	3,749

**Grams produced refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.*

Results of Operations

Three Months Ended September 30, 2018, and September 30, 2017

Net loss in Q3 2018 totalled $5,633,397 and was $5,166,121 higher than the net loss in Q3 2017. The increase is mainly driven by the ramp up of the activities of the Company in 2018 with the commencement of the cultivation operations in January 2018 and the harvests commencing in April 2018. Key costs contributing to a higher net loss in Q3 2018 were selling, general and administrative expenses and share-based compensation partially offset by a recovery in cost of sales and unrealized gains on changes in fair value of biological assets.
Selling, general and administrative expenditures, consisting primarily of salaries and professional fees, were $1,509,556 in Q3 2018 compared to $383,052 in Q3 2017. Share-based compensation was $2,378,015 in Q3 2018 compared to a $nil amount in Q3 2017. Share-based compensation in Q3 2018 resulted from the issuance of stock options in August 2018 primarily to officers and directors of the Company.

Cost of sales for Q3 2018 was a recovery of $258,839 compared to an expense of $65,286 in Q3 2017. The decrease in expense is largely attributable to the capitalization of costs to biological assets and inventory in 2018, where as in 2017 costs were expensed directly to cost of sales as cultivation had not yet commenced. The recovery in Q3 2018 is a result of reversals of inventory write-downs to net realizable of $nil prior to the Company obtaining its sales license.

Nine Months Ended September 30, 2018, and September 30, 2017

The Company incurred a net loss of $11,848,186 during YTD 2018 compared to a net loss of $917,590 during YTD 2017 resulting in an increased loss of $10,930,596 (period-over-period). The higher loss in YTD 2018 was driven by the ramp up of the activities of the Company with the commencement of the cultivation operations in January 2018. The following were the key expenditures that contributed to the higher loss during YTD 2018 period with selling, general and administrative costs being the most significant:

- Selling, general and administrative costs of $4,244,780 in YTD 2018 were higher by $3,368,168 compared to $876,612 costs in YTD 2017.
- Research and development were $371,892 in YTD 2018 compared to a $nil amount in YTD 2017.
- Share-based compensation was $3,851,450 compared to a $nil amount in YTD 2017. The options vest equally over a 31-36-month period for executive optionees or vest over 3 equal tranches on the 15th, 27th, and 39th month from the date of grant for options. All options expire 5 years from the date of the grant.
- Listing expense was $1,802,830 compared to a $nil amount in YTD 2017.
- Cost of sales of $641,910 in YTD 2018 were $487,381 higher compared to $154,529 in YTD 2017.
- Unrealized losses on changes in fair value of biological assets in YTD 2018 were $585,078 compared to a $nil amount in YTD 2017.
- Other expenses and depreciation in aggregate of $350,246 in YTD 2018 compared to a recovery of $113,551 in YTD 2017 contributed $463,797 increase to the loss.

Adjusted EBITDA (Non-IFRS Measure)

Adjusted EBITDA is net loss, plus (minus) income taxes (recovery), plus (minus) interest income (expense), net, plus depreciation and amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on biological assets, plus listing expense costs and plus (minus) loss (gain) on investments. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash used by operations.

In thousands of CAD dollars	Three months ended September 30,		Nine months ended September 30,	
	2018	2017	2018	2017
Net loss	(5,633)	(467)	(11,848)	(918)
Depreciation and amortization	7	-	20	-
Unrealized (gains) losses on fair value adjustments of biological assets	(262)	-	585	-
Share-based compensation	2,378	-	3,852	-
Listing expense	1,802	-	1,802	-
Unrealized losses (gains) on investments	277	16	336	(112)
Interest expense	-	1	2	1
Adjusted EBITDA	(1,431)	(515)	(5,251)	(1,183)

Adjusted EBITDA losses were higher for the three and nine months ended September 30, 2018 compared to 2017 by $916,000 and $4,068,000, respectively, due to the ramp up of cultivation, operating activities in 2018.

Cash used in investing and from financing activities

The cash used in investing activities increased to $11,060,931 in Q3 2018 compared to $3,016,124 Q3 2017 primarily due to the continuing of the construction activities to complete the Facility. Management anticipates the construction of the Facility to be completed in the third quarter 2019.

Net cash provided from financing activities in Q3 2018 was $49,029,371 compared to $3,749,410 in Q3 2017. The increase is largely due to the result of the financing transactions under the Non-Brokered Financings and RTO Financing that closed during YTD 2018 with the Company receiving gross proceeds of $50,519,451.

Total Assets and liabilities

In thousands of CAD dollars	September 30, 2018	December 31, 2017
Total assets	65,634	21,502
Total liabilities	3,444	1,956

Total assets as at September 30, 2018 increased by a net of $44,131,744 from the end of FY 2017. The change is largely attributed to the increase in cash and cash equivalents of $31,910,599 due to the financings in 2018 and property, plant & equipment of $10,183,658 in relation to the construction of the Facility. In addition, biological assets and inventory increased by $636,186 and $1,514,089, respectively as a result of plants and finished goods inventory resulting from commencement of cultivating activities in 2018.

Liquidity and Capital Resources

Liquidity

The main sources of liquidity are the Company's cash and cash equivalents and equity issuances. As at September 30, 2018, cash and cash equivalents were $39,660,298 compared to $7,749,699 at December 31, 2017.

On January 9, 2018, Flowr completed a Non-Brokered Financing of 15,000,000 Flowr Class A Shares at a price of $1.00 per share, for aggregate gross proceeds of $15,000,000. The financing closed in two tranches, as follows:

- On December 28, 2017, 14,185,000 Flowr Class A shares were issued for aggregate gross proceeds of $14,185,000; and
- On January 9, 2018, 815,000 Flowr Class A shares were issued for aggregate gross proceeds of $815,000.

On July 18, 2018, Flowr completed a Non-Brokered Financing of 5,309,361 Flowr common shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,339. The Non-Brokered Financing closed on a rolling basis in five tranches, as follows:

- On April 11, 2018, 3,310,330 Flowr common shares were issued for aggregate gross proceeds of $8,606,858;
- On April 23, 2018, 970,232 Flowr common shares were issued for aggregate gross proceeds of $2,522,603;
- On May 28, 2018, 84,382 Flowr common shares were issued for aggregate gross proceeds of $219,393;
- On July 12, 2018, 896,151 Flowr common shares were issued for aggregate gross proceeds of $2,329,993.
- On July 18, 2018, 48,266 Flowr common shares were issued for aggregate gross proceeds of $125,492

On September 21, 2018, Flowr completed the RTO Financing of 13,807,734 Flowr common shares at a price of $2.60 per share, for aggregate proceeds of $35,900,108. In relation to the RTO financing, the Company issued 441,720 broker warrants exercisable at $2.60, expiring 2 years from the date of grant.

Working Capital

As at September 30, 2018, the Company had working capital of $39,399,013 (December 31, 2017 – $6,767,797), calculated as total current assets less total current liabilities. The increase in working capital of $32,631,216 is mostly due to the financing transactions completed during YTD 2018 offset by capital spending related to the construction of the Facility.

Contractual Obligations
The Company's contractual obligations as at the end of September 30, 2018 are set out below:

Contractual Obligations *In thousands of CAD dollars*	Total	Less than 1 year	1-2 years	After 2 years
Trade and other payables	3,320	3,320	-	-
Due to related parties	124	124	-	-
Total contractual obligations	3,444	3,444	-	-

Commitments and Contingencies

The Company had no contingent liabilities as at September 30, 2018.

Future minimum payments as at September 30, 2018, under agreements to which the Company is a party are as follows:

In thousands of CAD dollars	Less than 1 year	1-5 years	Over 5 years	Total
Lease commitments	462	1,588	5,929	7,978
Purchase obligations	32	-	-	32

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at September 30, 2018.

Transactions with Related Parties

The Company's related parties as defined by International Accounting Standard 24 "Related Party Disclosures" (IAS 24), include the Company's subsidiaries, executive and non-executive directors, senior officers and key management personnel. Transactions with related parties are measured at fair value, which in all cases are equivalent to the exchange amounts being the amount of consideration established and agreed upon by the related parties. All related party transactions entered into by the Company are in the normal course of business and have been approved by the Board of Directors of the Company and/or shareholders of the Company as required.

Key management personnel are defined as directors and senior officers of the Company.

Transactions with related parties during YTD 2018 and YTD 2017 are listed below:

(a) Compensation of Key Management Personnel:

In thousands of CAD dollars	Nine Months Ended September 30,	
	2018	2017
Salaries and benefits	1,018	150
Share-based compensation	3,706	-
Total	4,724	150

(b) Transactions with employees, shareholders and officers

As at September 30, 2018, the following related party amounts were included in (a) prepaid expenses and other assets (b) loan receivable (c) due to related parties (d) property, plant and equipment (e) accounts payable and accrued liabilities were as follows;

In thousands of CAD dollars	For the Period Ended,	
	September 30, 2018	December 31, 2017
(a) Amounts in relation to reimbursable expenses due from a corporation whose principal is a director and officer of Flowr	-	96
(b) Loan to shareholder and employee of Flowr bearing interest at 1% per annum	25	25
(c) i) Shareholder advance payable to a director and officer of Flowr	-	25
ii) Reimbursable expenses due to a corporation with directors and officers in common with Flowr	124	3
(d) Fees paid to a company for the construction of Facility whose principal is an employee and shareholder of Flowr	1,673	5,928
(e) Amounts due to a construction company whose principal is an employee and shareholder of Flowr	167	1,104

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of Flowr as follows:

In thousands of CAD dollars	For the Periods Ended September 30,	
	2018	2017
Consulting and administration fees	93	30
Rental fees	16	16
Total	109	46

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and other payables, The carrying value of these financial instruments approximate their fair values as at September 30, 2018,

In thousands of CAD dollars

	Fair Value at September 30, 2018	Basis of Measurement	Financial Instruments
Financial Assets			
Cash and cash equivalents	39,660	Carrying value	Amortized cost
Amounts and loan receivable	452	Carrying value	Amortized cost
Deposits recoverable	437	Carrying value	Amortized cost
Plant Properties warrants	Nil	Carrying value	FVPL
Financial Liabilities			
Accounts payable and accrued liabilities	3,320	Carrying value	Amortized cost
Due to related parties	124	Carrying value	Amortized cost

Amortized cost — Cash and cash equivalents, short-term deposits, amounts receivables, other current assets, trade and other payables mature in the short term and their carrying values approximate to their fair values,

FVPL – Investments and non-hedging derivative instruments (such as warrants) are recognized at fair value and changes in fair value are recognized in other expenses (income) in the consolidated statement of loss,

Risk Management

The Company's exposure to financial instruments includes, but is not limited to, the following risks:

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by Health Canada and the ACMPR. Changes in legislation could have a significant impact on the Company's operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash and cash equivalents at highly-rated financial institutions. As at September 30, 2018 the Company had a loan receivable of $25,000 (December 31, 2017 - $25,000) and amounts receivable of $451,811 (December 31, 2017 - $797,545). The Company is not significantly exposed to credit risk as these receivables comprise 0.7% (2017 – 3.6%) of the Company's total assets.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.

The Company will need to raise additional capital through equity issuances or debt financing in order to advance strategic initiatives under consideration or commence new capital projects.

Capital Risk Management

The Company considers its capital to be its equity. The Company's objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and adjusts it based on prevailing market conditions and according to its business plan. The Company's long-term funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations.

Significant Changes in Accounting Policies

The Company has changed its accounting policy with respect to production costs related to biological assets. Prior to this change, the Company expensed any costs related to production of biological assets. The Company now capitalizes production costs related to biological assets and expenses these costs to cost of goods sold as the inventory is sold. Non-recurring start-up costs are expensed directly through cost of goods sold. Shipping and fulfillment charges and any related depreciation are expensed to cost of goods sold in the period in which the costs are incurred. The Company also revised its presentation in the consolidated statement of loss to separate fair value adjustments for both biological assets and inventory sold in the period. The Company believes that the revised policy and presentation provides more relevant financial information to the users of the Financial Statements.

The amended policy is as follows:

(a) Biological assets

While the Company's biological assets, consisting of cannabis plants, are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, utilities, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and production related depreciation. Capitalized costs are subsequently recorded within cost of sales in the consolidated statements of loss in the period that the related product is sold.

The Company measures biological assets, at fair value less cost to sell up to the point of harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are separately recorded in the consolidated statement of loss for the related period. Cost to sell includes post harvest production costs, shipping and fulfilment costs.

The Company commenced cultivating cannabis in January 2018. Biological assets were measured at a fair value of nil in reporting periods prior to the Company obtaining its sales license on August 10, 2018, as management could not reasonably assess the likelihood of obtaining the sales license from Health Canada at the time. As a result, all capitalized costs related to biological assets were expensed through changes in fair in value of biological assets.

(b) Inventory

Inventory of harvested bulk cannabis and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, packaging supplies, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Supplies and consumables are valued at the lower of costs and net realizable value, with cost determined based on an average cost basis.

The changes in accounting policy has been applied retrospectively. As there were no biological assets and cannabis inventory in 2017, comparatives were not impacted by this change in policy. However, the presentation of production costs in 2017 is now captured as cost in sales in the comparative period.

The company also adopted IFRS 9, Financial Instruments effective January 1, 2018. The adoption has no material impact on the Financial Statements. More details are available in the Financial statements.

Future Accounting Standards and Pronouncements

The following new standard IFRS 16 is not yet effective for the period ending September 30, 2018 and has not been applied when preparing the Financial Statements.

The Company's assessment of IFRS 16 is set out below.

IFRS 16, *Leases*

IFRS 16, issued in January 2017, replaces IAS 17, *Leases*. IFRS 16 results in most leases being reported on the statement of financial position for lessees, eliminating the distinction between a finance lease and an operating lease. The standard is expected to impact the accounting for the Company's operating leases, which are currently reflected in the consolidated statements of loss and in the Company's disclosure in respect of future commitments. Under IFRS 16, all operating leases, except for short term and low value leases, are expected to be accounted for as finance leases. As a result, the leased assets and the associated obligations are recognized in the consolidated statements of financial position. The leased assets will be depreciated over the shorter of the estimated useful life of the asset and the lease term. The lease payments are apportioned between finance charges and a reduction of the lease liability. The current operating lease expense will be replaced with a depreciation charge on the leased assets and a finance charge on the lease liability, which are in aggregate expected to result in a higher total periodic expense in the earlier periods of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact on its consolidated financial statements.

Risk and Uncertainties

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Flowr. These include risks that are widespread risks associated with any form of business. While most risk factors are largely beyond the control of Flowr and its directors, the Company will seek to mitigate the risks where possible.

Among others, the Company is subject to the following risks and uncertainties:

- The Company has limited operating history and uncertainty of future revenues;
- The Company relies on obtaining and retaining licences for the production and sales of cannabis;
- The Company is subject to various laws and regulations. The commercial cannabis industry is a new industry in Canada and the Company may ultimately be unable to succeed in this new industry and market;
- The Company is subject to change in laws and regulations federally and in each province;
- The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;
- The Company has incurred losses in recent periods and may not be able to achieve or maintain profitability;
- The market in which the Company operates is competitive and fast moving and may become even more competitive;
- The performance of the Company will depend heavily on its ability to retain, and recruit, the services of management, suppliers and skilled personnel;
- The Company's licences, activities and resources are focused on the Facility and adverse changes to the Facility could have a material impact on the Company's business;
- The risk of breaches of security at the Facility, in respect to electronic documents, data storage and risks related to breaches of applicable privacy laws;
- The Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury;

- The Company could be required to incur the unexpected expense of a recall and any legal proceedings that might arise in connection with the recall;
- The risk of insurance coverage not being available for certain risks or being cost prohibitive to maintain;
- The Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights;
- Certain directors and officers of the Company are also directors and officers of other companies and there exists the possibility for an officer and director to be in a position of conflict;
- The development of Flowr's business and operations may be hindered by applicable regulatory restrictions on sales and marketing activities;
- The control of the Company by majority shareholders could adversely impact the valuation of the Company or its ability to execute its strategy or complete transactions;
- Future sales of the Company's shares by shareholders, officers and/or directors;
- The Company cannot guarantee with certainty the use of proceeds from capital raisings;
- The risks associated with the agricultural sector such as insects, plant diseases and similar agricultural risks;
- The Company's operations are subject to environmental regulation and risks;
- The risk of unfavourable publicity or consumer perception of the cannabis industry;
- Inaccurate or unfavourable research and reports by security analysts;
- The market price of Flowr shares may be subject to wide price fluctuations;
- The Company relies on efficient transport services;
- The Company will be vulnerable to rising energy costs;
- The Company relies on certain key inputs;
- The Company may have difficulty forecasting future demand and competitive conditions;
- The Company may become party to unforeseen litigation which could adversely affect its business;
- The Company does not anticipate paying any dividends in the foreseeable future; and
- There can be no assurance that an active and liquid marketing for shares of the Company will exist.

For a more detailed description of the various risks associated with the Company, refer to the Company's Filing Statement (the "Filing Statement") dated September 19, 2018 available on SEDAR at www.sedar.com, and should be reviewed in conjunction with this document.

Share Capital Information

As at the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding (on a post-consolidation basis):

Securities	Common shares on exercise
Common shares	86,474,208
Preferred B shares (convertible into common shares)*	44,100,000
Warrants	454,414
Stock options	10,913,280
Fully diluted share capital	141,941,902

*The Preferred B shares are issued and outstanding in the Flowr ULC and convertible into common shares of Flowr at the election of the holder and no cost to the holder.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (**NI 52-109**), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("**DC&P**") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's accounting policies.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Forward-looking Information

Certain information in this MD&A, including all statements that are not historical facts, constitutes forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking information includes, but is not limited to, information that reflects management's expectations regarding Flowr's future growth, results of operations (including, without limitation, future production and capital expenditures), construction of the facility, performance (both operational and financial) and business prospects and opportunities. Often, this information includes words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

In making and providing the forward-looking information included in this MD&A, the Company has made numerous assumptions. The assumptions include, among other things, assumptions regarding: (i) the accuracy of operational results received to date; (ii) anticipated costs and expenses; (iii) the future price of cannabis products; and (v) that the supply and demand for cannabis. Although management believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: (i) need for additional financing to develop the Facility; (ii) decreases in the price of cannabis products (iii) operational risk; (iv) the risk that the Company will not be able to maintain, obtain or renew the requisite licenses to carry out its activities; are the risks factors set forth in this MD&A and in the Company's Filing Statement.